
TANK SPORTS, INC.



Tank Sports, Inc.
Report of Progress

(Not For Public Distribution)

November 06, 2007
By Jiangyong Ji, CEO



Tank Sports News Release Presented On Times Square, New York City



 

Dear Friends and Investors;

On November 1, 2007 we celebrated the first anniversary of our company going public. In one short year we have experienced many positive changes. I would like to take this opportunity to not only thank you for your continuous support, but brief you on how the company is progressing and on how we have properly been executing our business plan.

1. Acquisition of RedCat Motors. On Jan 30, 2007, we closed on the acquisition of Redcat Motors. This was the first acquisition that we had ever done. Although it took us more than six months to absorb the cost of the acquisition, to integrate both operating systems, and even take some write-offs, it helped us build a stronger company with a more diversified product base, seasoned management team and to expand our dealership network in the US market. It also prepared us to take the company's revenues to the next level once the upgraded product lines became available. For the first 8 months of FY 2008, the recorded combined revenues reached 90% of our total fiscal 2007(unaudited).

2. Proposed PMI Acquisition. In September 27, 2007, we took a custodial management position in the operation of People's Motorcycle Company Limited (PMI) after executing a signed LOI to acquire 100% of the stock of PMI. The proposed date of closing on this deal is the middle of November. Three days after taking this position, PMI operated back to its full functioning capacity after receipt of a short term loan financed by Tank Guangzhou.

The proposed acquisition will be serving Tank Sports in three categories,

1) Enhancement of core product R&D capacity;
2) Access to Japanese engine technology;
3) Extension of marketing geography to China and Europe and manufacturing base from South to Middle of China.

The assets that will be included in the proposed acquisition are categorized as follows.

1) 289,000 square footage of land and 70,000 square footage of a factory building located in Shanghai Pudong Economic and Development zone where new Asian financial center has came into shape. This asset will be added to Tank balance sheet soon.

2) Complete 90CC to 1100CC Buggy Kart leading technologies in China, including patents, trade marks, data, technical blueprints, and R&D lab and equipment.

3) Customer Data Base, including ones in European countries and USA where PMI/DZ has been rated as the highest consumer brand name from China.





TANK SPORTS, INC.



4)   Revenue. As of November, 2007, the total amount of Purchase Orders received by PMI exceeded $3 million. We project additional revenue from PMI of $3.5 million with break even net earnings by Feb 28, 2008. For fiscal year ending on Feb. 2009, the revenue projection from PMI operation will be at $15 million with net earnings of over $1.5 million.

5)   Technology Collaboration with Fujutsu Heavy Industry (Subaru).
       1st phase, Dazon is jointly developing Go-Kart of 45hp and 50hp with Fujitsu   who will grant license to Dazon for use of Subaru 45hp engine into Dazon's sporty Go-Kart that is planned to debut in Europe in Feb. 2008, and 50hp 4X4 Go-   Kart with differentiated gear box for tougher terrain.
    2nd Phase, a long term collaborative technology plan with Fujitsu Heavy Industry will be developed , with which a series of engines by Subaru will be employed to upgrade Dazon's product line.

6)   Dazon is positioned and poised to be the premier manufacturer of 2 seater x 4 wheeled Go-Kart as its core competency. All marketing and product development will be fully based on its core competency. For more product information of PMI, please check out www.peoplesmotor.com.

3. Asset Purchase LOI—National Motor. On Oct. 31, 2007, Tank Guangzhou, an associated entity with majority shares held by Tank Sports majority shareholders Mr. Ji and Ms Long, announced that the company signed a Letter of Intent with National Motor Company Limited (National) in Taiwan to purchase certain assets from National for approximately $1 million. Under LOI, National Motor will help Tank Guangzhou to upgrade its already ISO-9001 certified production management system. The proposed asset acquisition will help Tank Guangzhou in generating more revenues for Tank Sports, Inc (US Tank) in 4 categories.

1)   To develop long term technical collaboration and manufacturing with Suzuki engine technology, which will enable Tank Guangzhou to be the leader in motorcycle industry in China in big engine displacement sector.

2)   100% right, customers, modes, fixtures and techniques of newly developed ATV/Motorcycle highly rated by European consumers with compatibility of engine installation from 250cc, 300cc, 350cc and 400cc.

3)   100% right, customers, modes, fixtures and techniques of new independent suspension system and switch grip techniques for motorcycle/ATV.




TANK SPORTS, INC.



4) Exclusive right of manufacturing and joint marketing efforts with National of its 1200cc—1500cc water ski jet with engine from Mitsubishi, water jet system from Canadian Rotex through National.

For more information about National Motor, please check out
   www.nationalmotorgroup.com.

Through consolidation of proposed transactions, Tank Guangzhou will be better positioned by including 12 types and 38 models motorcycles/ATVs/PWC with design and power system leading and breaking through the industry bottle neck in China. It will also help Tank Sports, Inc. and Tank Mexico to generate more revenue by providing both quality and innovative products to the markets. The revenue from Tank Guangzhou is projected to be $29 million with net earnings of 11% or $3.19 million for 2008. US Tank's intention is to merge Tank Guangzhou as we have planned in our Business Plan Summary.

As of today, it is confident for us to conclude that Tank Sports, Inc has formed a well laid out business strategy and aimed to brand TANK as the leading brand name among motorcycle/ATV manufacturers made in China. The company will focus on reducing its costs by consolidation of human resource redundancy and expenditures, integration of supply chain and marketing systems, improvement of quality and design of product line by distinguishing TANK's products from similar lower end products made in China. The company's objective is to showcase a completely updated product line designed and equipped with leading edge ideas in Indy Show in February, 2008. By then, the US dealers and customers will be seeing a matrix of brand new motorcycles/ATVs/Go Karts/PWCs that will be away from stereotype of products made in China. With the efforts, the company will keep positive to keep the revenue target above $18 million with break even or possibly positive net earnings for FY February, 2008, and $32 million in FY 2009 with net earnings of $4 million. In the meantime, the company's goal is to penetrate European and China markets with estimated $10 million revenue contribution to US Tank's total revenue stream. A real global motorcycle/ATV manufacturer with innovative design and technology and very competitive pricing will be debuted in major markets worldwide.

Sincerely yours,

Jiangyong Ji
CEO



  

Appendix

Tank Global Entity Structure & Ownership








Tank Sports, Inc.



People Motor International/DAZON







DZ-RAIDER 150 CLASSIC

DZ-RAIDER 90 MINI







Dazon Concept Car 2008





DZ-RAIDER 250 CLASSIC

DZ-RAIDER 1100EXTRAME







PMI Shanghai Facility

PMI Factory

PMI Arizona Facility



Tank Sports, Inc.

DAZON PUBLICATIONS IN EUROPE

2006 REVIEWS

N°209 S • DECEMBRE 2006
4x4 Tout Terrain MAGAZINE
212 PAGES
L'OFFENSIV
CITROËN C-CR
ESSAI
UN 3 L DIESEL POUR LE NOUVEAU TOYOTA HILUX
TESTS
SSANGYONG ACTYON
HONDA CR-V
OPEL ANTARA
LE MONDE DES SUV BOULEVERSÉ
LE PRIX DU NEUF
TOUS LES MODÈLES, TOUS LES PRIX
HILUX
DUEL
BONNES AFFAIRES
LAND ROVER FREELANDER TD4
HONDA CR-V I-CTDI
SUPERTEST
LE MERCEDES ML NOUVELLE GÉ
MATOS LES SUSPENSIONS EF
PRATIQUE
BIEN UTILISER UN TERRATRIP
AVENTURE
ON A FAIT LA TRANSAFRICAI
QUAD
ESSAI
BUGGY MINICO 1100
FICHE TECHNIQUE
minico
POWERED BY DAZON
UN MOTEUR DE PETIT 4X4
LE GRAND CHALLENGE

Tank Sports, Inc.

DAZON PUBLICATIONS IN EUROPE

2007 REVIEWS

RAIDER EXTREME 1.100

Evolución 3

EL AZEL 1.100 HA PASADO POR MANOS EXPERTAS Y ESTA TERCERA EVOLUCIÓN ES SIN DUDA UN MODELO DE GRANDES PRESTACIONES Y MUY DEPORTIVO. ENTRE SUS PRINCIPALES ARGUMENTOS DESTACA ESPECIALMENTE LA MECÁNICA DE INYECCIÓN Y CUATRO CILINDROS.

TEXTO JAVIER MILLÁN
FOTOS FERNANDO HERRANZ

Ya es la segunda vez que tenemos la oportunidad de conducir este modelo desde que la empresa española Azel comenzara a importar las primeras unidades en 2006.

12.260€*

AZEL BUGGY RAIDER EXTREME 1.100

ción, ahora con caña no regulable y que muestra una desmultiplicación perfecta, tanto en carretera como en campo. Los frenos también han sufrido una revisión a fondo. No olvidemos que este modelo pesa cerca de 400 kg, por lo que ha sido necesaria la incorporación de una bomba de mayor tamaño que, aparte de la ganancia a la hora de detener el buggy, ofrece un mejor tacto.

Además, las rótulas delanteras, que ya nos dieron algún sustillo hace tiempo, son ahora más resistentes, al igual que los trapecios y manguetas traseras, también reforzados.

El sistema de embrague y la torreta de la palanca de cambios, por su parte, han sufrido asimismo modificaciones, consiguiendo para ésta última una mejor posición.

En cuanto al depósito de combustible de acero, decir que ha sido sustituido por uno de aluminio y se ha ubicado justo detrás de los asientos, más bajo. La boca de llenado ahora se encuentra en un lateral, como en los turismos, lo que facilita el repostaje. Por último, la batería se ha centrado y va colocada por detrás del tren trasero, que a su vez dispone ahora de unos nuevos anclajes de las suspensiones sobredimensionados.

USO MIXTO

El Buggy 1.100 está preparado para rodar tanto por asfalto como por tierra, terrenos en los que se obtiene la sensación de velocidad característica de estos modelos sin parabrisas ni puertas. En asfalto rueda con soltura y sin los traqueteos y ruidos que las ruedas puramente de campo suelen transmitir al habitáculo. La inserción de marchas es correcta, aunque con unos recorridos y una esponjosidad un tanto mejorables. Aun así este detalle pierde importancia a medida que ganamos velocidad y el sonido del viento se mezcla con el del motor. Este cuatro cilindros con inyección no es explosivo, pero sí contundente en su escalada de vueltas. Sus 60 CV se hacen notar gracias al gran par del motor, lo que permite no tener que apurar el cambio hasta el corte de encendido. Por su parte la dirección es sensible a cualquier insinuación, transmitiendo su respuesta muy rápido al conjunto. Este comportamiento cambia si nos adentramos en tierra, donde el poco agarre del tren delantero se hizo patente. Ahí fue cuando echamos de menos unos neumáticos de campo para la unidad que estábamos probando. Con todo, disfrutamos el buggy a pleno rendimiento, realizando grandes derrapadas, aunque sin tener un control total. Esto cambiaría después, en zonas más sinuosas donde obteníamos más información del tren delantero, y en lugares llenos de obstáculos que pusieron a prueba las suspensiones, aunque gracias a su excelente recorrido lo absorbían todo o casi todo.

Si eres de los que quiere desmarcarse de los demás, y tu bolsillo te lo permite, este modelo es sin duda uno de los más deportivos que puedes encontrar en España. Además, durante el verano puedes comprarlo con una rebaja superior a los 2.000 euros.

FICHA TÉCNICA AZEL 1.100

74 | BUGGIES

BUGGIES | 75



TANK SPORTS, INC.





NATIONAL MOTOR GROUP



Utility ATV– ARROW 500CC



Motorcycle 250CC-350CC



Sports ATV– Extreme 300CC/ 350CC



Motorcycle 250CC/350CC/400CC



Dirt Bike 300CC-350CC



SPORTS ATV 300CC / 350CC EEC/EPA



PWC 1200 / 1500 CC





TANK SPORTS, INC.



Tank Profit/Loss Actual and Projection

	Audit 02/28/2	07' Actual March	07' Actual April	07' Actual May	Acutal 2007' 1st QE	Projection 2007' 2nd QE	Projection 2007' 3rd QE	Projection 2007' 4th QEr	Pro Forma 2007 YE	Projection Based Org Projection FY2008	Projection FY2009
Revenue from Other Entities											
4999 Total Income	#	1,243,536.68	1,448,555.75	1,199,205.24	3,891,297.67	3,986,306.84	4,783,568.21	5,398,738.23	18,059,910.95	17,932,768.46	26,665,157.00
Total Income Add-up									0.00		
5010 Cost of Good Sold									0.00		
5990 Total COGS	#	836,003.59	1,280,855.74	799,330.50	2,916,189.83	2,915,867.01	3,499,040.42	4,198,848.50	12,805,937.21	12,802,725.49	19,445,649.68
Gross Profit	#	407,533.09	167,700.01	399,874.74	975,107.84	1,070,439.83	1,284,527.79	1,199,889.73	5,253,973.74	5,130,042.97	7,219,507.32
GP Rate	#	32.8%	11.6%	33.3%	25.1%	26.9%	26.9%	22.2%	0.29	28.6%	27.1%
Gross Profit Contributed from other Entities									0.00		
GP Rate in Other Entities									0.00		
7990 Total Expense	#	269,941.67	433,918.21	500,200.89	1,216,286.26	903,316.79	938,016.17	1,019,206.41	4,076,825.63	4,181,613.52	5,207,942.57
Expenses/ Revenue Ratio										23.32%	19.53%
Profit/Loss From Operation	#	137,591.42	-266,218.20	-100,326.15	-241,178.42	167,123.04	346,511.62	180,683.32	1,177,148.10	948,429.45	2,011,564.76
Expenses Estimation from Other Entites											
Expesi/ Revenue Ratio											
Extra Profit/Loss Brought In											
8111 Interest Income	#	48,332.76	278.77	4,292.16						52,893.69	53,422.63
8995 Net Other Income				154,311.86				0.00		154,311.86	
Total Other Income	#	48,332.76	278.77	158,604.02	11,000.00	0.00	56,534.67	0.00	207,205.55	207,205.55	263,740.22
EBITDA	#	185,924.18	-265,939.43	58,277.87	-230,178.42	167,123.04	403,046.29	180,683.32	1,384,353.65	1,155,635.00	2,275,304.98
EBITDA / Total Revenue Ratio										6.44%	8.53%
Interests Expenses										78,725.73	79,512.99
Income Tax Fed & State										11,518.24	777,414.06
Net Income / Loss	#									25,391.02	1,418,377.94
Earning Per Share										$0.00	$0.04

Note:
1) The revenue growth projection are based on the dealership sales from about 580 dealers. It excludes any possible consolidated revenue in Mexico and China, which is estimated $18 millions as of year end of 2007.

2) If Company could not raise enough fund needed, we will have to lower the revenue target in year end 2008

3) We project more fundings in place for year of 2009, which will support our sales target of the year. The possible consolidation not included in estimate.

4) By 2010, we will obtain bigger displacement engine technology from Subaru with the support from the factory in Guangzhou. The revenue target reflects this development.

5) After 2011, we exceed our projection if we execute our business stragtegy in China and other international markets with proper funding, technology support and dealership build up in place.

6) COGS is based on FOB + cost of shipping, not including any higher margin proiducts of new generation with clean technology.

7) Estimate of expenses does not include R&D fees in the chart, which would otherwise be costly.

8) Company will increase expeditures on the marketing and advertising, website promotion, target mailing and trade shows in the future, while the commissions paid to sales staff will gradually decrease due to the efficienc

9) Bank Charges, Credit Card fees, insurance and worker's compensationm, commissions, and outside warehouse rentals will have a positive correlation with the sales revenue grow.

10) Payroll and taxes increase is less likely have correlation movement with the sales revenue growth. By proper management and ERP system in place, the productivity will likely improve in the future.

Securities Council:	Corporate Council:	Auditor: Kabani & Co.
The Bill O'Neal Law Office 14835 East Shea Blvd, Suite 103, PMB 494 Fountain Hills, AZ 85268	Keesal, Young & Logan 400 Oceangate P.O. Box 1730 Long Beach, CA 90801	6033 West Century Blvd., Suite 810, Los Angeles, CA90045 Tel: 310-694-3590 Fax: 310-410-0371





TANK SPORTS, INC.





Tank Profit/Loss Actual and Projection

anic Growth with Funding In Place			Projection If the Proposed Business Plan Executed(conservative estimation)		
Projection FY2010	Projection FY2011	Projection FY2012	FY2008	FY2009	FY2010
			11,500,000.00	22,100,000.00	34,100,000.00
37,759,227.65	**49,559,005.09**	**65,111,119.88**	**17,932,768.46**	**32,490,990.00**	**45,789,864.30**
			29,432,768.46	54,590,990.00	79,889,864.30
27,707,524.11	36,323,637.23	47,661,319.43	12,802,725.49	23,731,323.42	33,636,758.90
10,051,703.54	**13,235,367.87**	**17,449,800.45**	**5,130,042.97**	**8,759,666.58**	**12,153,105.40**
26.6%	26.7%	26.8%	28.6%	27.0%	26.5%
			2,760,000.00	5,967,000.00	9,207,000.00
			24.00%	27.00%	27.00%
6,307,749.47	**7,585,712.69**	**9,202,849.46**	**4,181,613.52**	**5,729,334.41**	**6,998,324.33**
16.71%	15.31%	14.13%	23.32%	17.63%	15.28%
3,743,954.07	**5,649,655.18**	**8,246,950.99**	**948,429.45**	**3,030,332.17**	**5,154,781.07**
			1,840,000.00	3,757,000.00	5,797,000.00
			16.00%	17.00%	17.00%
			$920,000.00	$2,210,000.00	$3,410,000.00
53,956.85	54,496.42	55,041.39	52,893.69	53,422.63	53,956.85
		0.00	154,311.86		
263,740.22	414,411.10	678,151.32	207,205.55	56,534.67	56,534.67
4,007,694.30	**6,064,066.28**	**8,925,102.32**	**2,075,635.00**	**5,296,866.84**	**8,621,315.74**
10.61%	12.24%	13.71%	11.57%	16.30%	18.83%
79,512.99	79,512.99	79,512.99	78,725.73	79,512.99	79,512.99
1,374,863.46	2,094,593.65	3,095,956.27	333,518.24	2,042,860.71	2,989,630.96
2,553,317.85	**3,889,959.64**	**5,749,633.06**	**619,391.02**	**3,174,493.14**	**5,552,171.79**
$0.08	$0.12	$0.18	$0.02	$0.10	$0.17

Projection Assumptions:

1) Proper Funding in Place. 2) Consolidation of Mexico 3) Guangzhou Continues Growing 4) New Products Delivered 5) Partnership with Fujitsu initiated. 6) Acqusition of 2 targets done.	1) Proper Funding in Place 2) Consolidation of Guangzhou 3) R&D/Production Developed 4) Subaru Engine Intergrated. 5) Dealers Continues Growing 6) New Products Delivered. 7) Continuing Consolidation of . Motorcycle Industry Resources	Success continues... 1) Industry Consolidation Continues. 2) Subaru Engine begins to sell. 3)Tank Products becomes leader. 4) New Products Delivered. 5) Number of Quality Dealers continues growing.

* Projection is consummated.

